  Exhibit 99.1

High Tide to Open Two New Canna Cabana Locations in Toronto and Winnipeg

CALGARY, AB, June 27, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 1439 Henderson Highway in Winnipeg, Manitoba, will begin selling recreational cannabis products and consumption accessories for adult use on June 27, 2025, and that its Canna Cabana retail cannabis store located in The Well shopping mall, at 486 Front St. West in Toronto, Ontario, will begin selling recreational cannabis products and consumption accessories for adult use on July 1, 2025. These openings bring High Tide's total store count to 202 Canna Cabana locations across Canada, 83 in the province of Ontario and 12 in the province of Manitoba.

WINNIPEG, MB LOCATION

Conveniently located just off Chief Peguis Trail—a major traffic artery in Winnipeg—this grocery-anchored plaza offers excellent visibility and easy accessibility. The area benefits from strong co-tenancies and serves a local population of approximately 10,000 within a 1-kilometer radius, with limited competition nearby. As the first Canna Cabana in Winnipeg's north end, this location opens access to a new and untapped customer base, supporting the Company's continued expansion in the city.

TORONTO, ON LOCATION

The Well is a newly opened, state-of-the-art mixed-use shopping mall, located in the heart of downtown Toronto. This vibrant destination seamlessly blends high-end residential, entertainment, and commercial spaces, and is home to a diverse range of retailers, acclaimed restaurants, and a modern reimagining of the traditional food court—Wellington Market—featuring dozens of top-tier food vendors. The Company's new Canna Cabana location is ideally situated adjacent to the entrance of Wellington Market, which sees thousands of visitors daily, and is just steps from the outdoor plaza which serves as a hub for year-round events that draw significant foot traffic.

"Both the Manitoba and Ontario markets continue to deliver strong results for our Canna Cabana network, and we're thrilled to deepen our footprint in these high-potential provinces," said Raj Grover, Founder and Chief Executive Officer of High Tide. "In March, our stores across both provinces delivered annualized revenue run rates significantly above the national average, underscoring the strength of our differentiated discount club model and loyalty ecosystem. These results reaffirm our decision to reinvest our cash flows into targeted expansion, bringing even more Canadians into the Cabana Club."

"I also want to thank the Government of Manitoba for passing Bill 9, which will help level the playing field by limiting controlled access licenses to communities with fewer than 5,000 residents. This important shift ensures age-gated cannabis retail remains in the hands of responsible operators, protects youth, and supports the long-term viability of licensed cannabis stores across the province," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 202 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

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[1] As reported by ATB Capital Markets based on store counts as of February 6, 2025

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, the level of competition in the area, and our commitment to opening the number of future stores on the timeline indicated herein. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 27-JUN-25